Exhibit 16.1

July 24, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

On July 18, 2013, we were informed that we were dismissed as the independent registered public accounting firm for American Tax Credit Trust, a Delaware statutory business trust Series I. We have read the statements included under Item 4.01, Changes in Registrant’s Certifying Accountant, in the Form 8-K dated July 24, 2013 of American Tax Credit Trust, a Delaware statutory business trust Series I being filed with the Securities and Exchange Commission and are in agreement with the last sentence of the first paragraph and with the statements contained in the second and third paragraphs related to our firm. We have no basis to agree or disagree with other statements made therein.

Very Truly Yours,

/s/ CohnReznick LLP